

Mail Stop 3720

February 4, 2009

Via U.S. Mail and Facsimile to (212) 504-9572

Jon A. DeLuca
President and Chief Executive Officer
FiberNet Telecom Group, Inc.
570 Lexington Avenue
New York, NY 10022

> **Re: FiberNet Telecom Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 28, 2008, as amended January 8, 2009**
> **File No. 000-24661**

Dear Mr. DeLuca:

    We have reviewed your response letter submitted on January 8, 2009 and your Form 10-K/A also filed on that date, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1.   We note that you have modified the language of the certifications in both exhibits in the following manner:
   - added "annual report" in paragraph 2 where Item 601(b)(31) uses only "report,"
   - mistyped "financing reporting" in paragraph 4(b) instead of "financial reporting,"
   - omitted "reporting" in paragraph 4(b) where you write "or caused such internal control over financial to be designed," when you should have written "or caused such internal control over financial reporting to be designed,"
   - mistyped "purposed" in paragraph 4(b) instead of "purposes,"
   - omitted "of internal control over financial reporting" in the preamble of paragraph 5 where you wrote "based on our most recent evaluation, to the

registrant's auditors," when you should have written "based on our most recent evaluation <u>of internal control over financial reporting</u>, to the registrant's auditors," and

* omitted the concluding parenthetical in the preamble to paragraph 5 "(or persons performing the equivalent functions)."

Please file another amendment to your Form 10-K to provide the required certifications. The amendment can consist of a cover page, an explanatory note, a signature page, and paragraphs 1, 2, 4, and 5.

Please respond to our comment and furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>via facsimile to (212) 983-3115</u>
        Todd E. Mason, Esq.
        Mintz Levin